EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

January 6, 2012	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

AVARON OPTIONS EAGLE VEIN PROPERTY
KENO HILL, YUKON

Avino Silver & Gold Mines Ltd. (the “Company”) is pleased to announce that it has entered into an option agreement with Avaron Mining Corp. (“Avaron”), whereby Avaron can earn the exclusive right and option to acquire a 100% title and interest in the Eagle Property located in the historic Keno Hill silver district that has produced over 200 million ounces of silver, Yukon Territory. The property area is located roughly 38 kilometres northeast of Mayo and 350 kilometres due north of the capital of Whitehorse.

The Eagle Property is comprised of 14 Quartz Mining Leases within the Mayo Mining District, Yukon Territory. The property totals 209.8 hectares in three adjacent blocks that extend across roughly 4 kilometres on Galena Hill along the projected strike of the Eagle Vein.

Terms of the Eagle Property Option Agreement

To earn a 75% interest in the Eagle Property, Avaron must:

•	Incur Exploration Costs totalling $7.1 million over five years.
•	Make total cash payments of $375,000 over five years to Avino.
•	Issue a total 800,000 common shares of Avaron over five years to Avino.

After earning a 75% interest, Avaron may either elect to form a Joint Venture with Avino, or has the following two options to earn the remaining 25% interest:

Option #1

Avaron may elect within the next six months to place the property into production and commence commercial production within 3 years, subject to a 2.5% Net Smelter Return and a minimum $200,000 annual advance royalty payments payable for 5 years or until production begins.

Option #2

If Avaron does not elect to place the property into production, Avaron must pay $100,000 annual advance royalty payments and 250,000 common shares to Avino on or before each of the sixth and seventh anniversaries of the Execution Date and at its sole expense, complete drilling of an additional 10,000 metres in depth on the Property or incur an additional $2,000,000 in exploration costs in lieu of such drilling on or before the seventh anniversary of the Execution Date.

About Avaron Mining Corp.

Avaron Mining Corp. ("Avaron") is a Vancouver based junior mining company focused on high quality late stage base and precious metal projects in North and South America.

It has drawn together a strong team, lead by Kevin Drover as Chairman, with experience in the exploration, development and production of mineral properties, as well as in corporate finance and the administration of private and public companies.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.